Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 11, 2015

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525 Infusive Happy Consumer Choices Fund (S000052264)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on November 19, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 184 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust, the Infusive Happy Consumer Choices Fund (the “Fund”).  PEA No. 184 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 16, 2015, and is scheduled to become effective on December 30, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

General Matters

1.	Please update the Fund’s ticker symbols, once available, on the SEC EDGAR system.

The Trust confirms that prior to a 485B EDGAR filing in December, a SCUPDAT maintenance will be performed to add the Fund’s ticker symbols.

Prospectus Comments

2.	In the footnotes to the Fees and Expenses Table, please disclose if the Operating Expenses Limitation Agreement may be terminated by the Board and under what circumstances it may be terminated.

The Trust responds by modifying the footnote as follows:

“Ruby Capital Partners LLP (the “Adviser”) has contractually agreed to ~~reduce~~ waive all or a portion of its management fees, and may reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, brokerage commissions, leverage, interest, taxes and extraordinary expenses) do not exceed 1.60% of the average daily net assets of the Investor Class and 1.35% of the average daily net assets of the Institutional Class ~~through at least [  ], 2017~~.  ~~The Operating Expenses Limitation Agreement is in effect indefinitely and it can only be terminated with the Board’s consent.~~  Fees waived and expenses reimbursed by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such waiver or reimbursement was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the waiver and reimbursement occurred and when fees and expenses are being recouped.  The Operating Expenses Limitation Agreement is indefinite, but cannot be terminated through at least February 27, 2017.  Thereafter, the agreement may be terminated at any time upon 60 days written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board”

3.
In footnote 2 to the Fees and Expenses Table, please also state “…if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee reduction and reimbursement occurred and at the time fees are being recouped.”

Please see the response to Comment #2 above.

4.	In the Principal Investment Strategies sections of the Prospectus, please provide examples of the types of companies in which the Fund would invest.

The Trust responds by modifying the first sentence of the first paragraph to state as follows:

“Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of public~~al~~ly-listed companies from around the world which the Adviser believes derive the majority of their revenues and/or profits from “Consumer Alpha™” goods or services, such as entertainment, cosmetics, apparel, tobacco, and alcohol companies.  As a result, the Fund will concentrate in the consumer staples and consumer discretionary products and services industries.”

5.
In the Principal Investment Strategies sections of the Prospectus, disclose whether the Fund will focus on companies of a specific market capitalization.  Please also disclose any target percentage allocations of foreign or domestic securities for the Fund.

The Trust responds by stating that the Fund does not focus on a particular market capitalization and does not have any target percentage allocations between foreign and domestic securities.  The Trust also modifies the first sentence of the second paragraph to state:

“The Fund will invest in securities of any size market capitalization, whether foreign or domestic; the types of domestic and foreign securities (including securities of companies in emerging markets) in which the Fund will generally invest include common stock, preferred stock, convertible securities, and initial public offerings (“IPOs”).”

6.
Please disclose in the Principal Investment Strategies sections of the Prospectus the maximum amount of assets to be invested in derivatives, and whether the Fund will purchase or sell derivatives.  Use specific disclosure and refer to the letter dated July 30, 2010 from Barry Miller of the Investment Management Division of the U.S. Securities and Exchange Commission to the Investment Company Institute regarding derivatives-related disclosures by investment companies.

The Trust responds by stating that the amount of assets that may be invested in derivatives varies.   The Fund has not adopted an express limit on the amount of assets that will be invested in derivatives, but will comply with the requirements of the Investment Company Act of 1940, as amended, and related SEC staff positions and the Fund’s internal policies and guidelines regarding the use of derivatives.  The Trust further responds by stating that, because not all derivatives are bought and sold, it believes that using the phrasing “The Fund may invest in derivatives…” is more accurate disclosure for purposes of the Principal Investment Strategies section.  More appropriate discussions regarding “buying” and “selling” as it relates to certain derivatives occurs in the Fund’s Statement of Additional Information.  The Trust confirms that it has reviewed the disclosure regarding the Fund’s ability to invest in derivatives and has determined that the risk disclosure provided is appropriate and that no further disclosure is necessary at this time.  Thus, no change has been made in response to this comment.

7.	Please disclose if the Fund will concentrate in the consumer products industry and, if so, consider including an additional industry concentration inflation risk in the disclosure.

The Trust responds by stating that the Fund will concentrate (invest 25% or more of its net assets) in consumer-related industries and has updated the Principal Investment Strategy accordingly (see response to Comment #4 above).  Additionally, the Trust adds the following related risk disclosure:

Item 4:
Consumer Products and Services Risk.  Consumer staples and consumer discretionary products and services industries may be affected by demographic and product trends, competition, economic trends, legislative and regulatory changes, and consumer confidence.

Item 9:
Consumer Products and Services Risk.  To the extent that the Fund’s investments are exposed to issuers conducting business in the consumer products and services sector, the Fund is subject to the risk that the securities of such issuers will underperform the market as a whole.  Such underperformance may be due to legislative or regulatory changes, adverse market conditions and/or increased competition affecting the consumer products sector. The performance of consumer products companies has historically been closely tied to the performance of the overall economy, and also is affected by interest rates, consumer confidence and relative levels of disposable household income and seasonal consumer spending. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer products in the marketplace.

8.
Regarding the “Consumer Alpha™” disclosure on page 5 of the Prospectus, please disclose the size of the universe that is referenced in the following phrase: “Within the Consumer Alpha™ universe...”. Also, please explain in plain English what is meant by “financial metrics” and provide examples, if appropriate.

The Trust responds by modifying the disclosure as follows:

Page 1:

“The Adviser believes that companies from the Consumer Alpha™ universe of approximately 300 companies will generate a high rate of return over and above their cost of capital and will have the ability to compound this return over the long term through stable and growing revenues and high profit margins.”

Page 9:

“Within the Consumer Alpha™ universe of approximately 300 companies, the Adviser generates investment ideas through its bottom-up analysis into candidate securities.  The Adviser’s desktop research is accompanied and complemented by country visits and company meetings.  In generating investment ideas, the Adviser considers the following factors, amongst others: industry dynamics, business strengths and competitive advantages, financial metrics (e.g., return on invested capital, free cash flow yields, earnings before interest, tax, depreciation and amortization divided by total revenue (EBITDA margin)) and rigorous valuation analysis.  Ideas must meet absolute investment criteria and also fit with the Fund’s portfolio in order to deliver the optimum risk-adjusted returns.  The Adviser then ranks and selects investment proposals according to its conviction in expected long-term returns, and also in relation to other holdings in order to deliver a well-diversified Fund portfolio.”

9.
Under the section entitled “How to Purchase Fund Shares” beginning on page 10 of the Prospectus, please clarify the definition of “Good Order” as far as the phrase “generally” is used.  If there are exceptions to this definition, please disclose those exceptions throughout the Prospectus where applicable.

The Trust responds by removing the word “generally” from the definition of “good order” throughout the registration statement.

10.
Under the section entitled “How to Redeem Fund Shares” beginning on page 13 of the Prospectus, in the sub-section “Payment of Redemption Proceeds,” please disclose any exceptions to the statement “All requests received…..will usually be processed on the next business day,” or confirm that any exceptions are already disclosed.

The Trust responds by removing the word “usually” from this disclosure throughout the registration statement.

Statement of Additional Information (“SAI”) Comments

11.	On page 20 of the SAI under the “Reverse Repurchase Agreements” section, please include disclosure stating that reverse repurchase agreements are considered a form of borrowing.

The Trust responds by modifying the second sentence of the second paragraph of this section to state that “Reverse repurchase agreements are considered a form of borrowing, and ~~T~~the use of reverse repurchase agreements by the Fund creates leverage which increases its investment risk.”

12.
On page 22 of the SAI under the “Fundamental and Non-Fundamental Investment Limitations” section, fundamental investment limitation number 6 seems inconsistent with the Fund’s strategy of concentration in the consumer products industry.  Please revise this fundamental investment limitation or explain why it is consistent with the Fund’s strategy.

The Trust responds by modifying fundamental investment limitation number 6 as follows:

“The Fund may not: …

Except with respect to the consumer products and services industries, ~~I~~invest in the securities of any one industry or group of industries if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of such industry or group of industries.  The foregoing limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; or”

13.
On page 41 of the SAI under the “Purchase and Redemption of Fund Shares” section, please clarify the definition of “Good Order” as far as the phrase “generally” is used.  If there are exceptions to this definition, please disclose those exceptions throughout the SAI where applicable.

Please see the response to Comment #9 above.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:           Thomas Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.